ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated October 17, 2012

ETN Offers High Monthly Income Potential and Leveraged Exposure to Mortgage REITs

ETRACS is pleased to announce a new exchange-traded product: the ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN (NYSE: MORL). MORL is designed for investors who seek high monthly income potential and are bullish on the underlying index, the Market Vectors® Global Mortgage REITs Index (the “Index”).

MORL Profile

Income Potential	Variable monthly coupon linked to 2 times the cash distributions, if any, of the Index constituents, less any withholding taxes

2x Index Yield*	24.82%

Underlying Index	Market Vectors® Global Mortgage REITs Index

Leverage	2x Leverage with Monthly Reset

* Based on 2 times the Index dividend yield calculated as of September 30, 2012 by Market Vectors. Investors are not guaranteed any coupon or distribution.

MORL Offers Investors:

•

Monthly compounded 2x leveraged exposure to the Market Vectors® Global Mortgage REITs Index, less fees, making it the only exchange-traded product with leveraged exposure to a mortgage REIT index offered on U.S. exchanges.

•	Significant income potential in the form of a variable monthly coupon linked to 2 times the cash distributions, if any, on the index constituents, less any withholding taxes.
•	Leverage that is reset monthly, not daily.

More information

▶ Factsheet
▶ Pricing Supplement
▶ Product Supplement

Contact us

Tel +1-877-387 2275 etracs@ubs.com

About Mortgage REITs

Mortgage real estate investment trusts (“mortgage REITs”) raise capital in the secondary market, primarily through the use of short-term loans, and use that capital to issue mortgages and/or acquire longer-termed, higher yielding mortgage-related assets, primarily mortgage-backed securities. The mortgage REIT business model relies heavily on the “spread” or difference between the mortgage REIT’s short-term borrowing costs and the investment yield earned by it on its longer-termed investments. In general, wider spreads result in greater operating margins for mortgage REITs. Narrower spreads will generally compress margins and negatively affect mortgage REITs. Because mortgage REITs, like all REITs, must distribute at least 90% of their ordinary taxable income to investors, mortgage REITs have typically produced attractive historical yields.

About the Market Vectors® Global Mortgage REITs Index

The Market Vectors® Global Mortgage REITs Index (the “Index”) is a float-adjusted, market capitalization-weighted index designed to measure the performance of publicly traded mortgage REITs. The index provides 90% coverage of the investable mortgage REIT universe based on strict size and liquidity requirements. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any cash distributions on the Index constituents, less any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN). While the Index is designed to represent global mortgage REITs, it currently consists of only US-listed mortgage REITs. The Index was created on August 4, 2011 and, therefore, has no performance history prior to that date.

Top 10 Index Constituents*

Company	Ticker	Listing Country	Index Weighting

Annaly Capital Management Inc	NLY	US	19.03%

American Capital Agency Corp	AGNC	US	14.53%

Two Harbors Investment Corp	TWO	US	5.20%

MFA Financial Inc	MFA	US	5.17%

Hatteras Financial Corp	HTS	US	4.84%

Invesco Mortgage Capital	IVR	US	4.70%

Armour Residential REIT Inc	ARR	US	4.64%

Chimera Investment Corp	CIM	US	4.63%

Starwood Property Trust Inc	STWD	US	4.43%

CYS Investments Inc	CYS	US	4.37%

TOTAL			71.52%

* Source: Market Vectors; as of October 11, 2012

To find out more, click on the links to the right or email ETRACS with your questions.

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the product supplement and applicable pricing supplement for the ETRACS ETNs in which you are interested.

www.etracs.com

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

MORL is not sponsored, endorsed, sold or promoted by Market Vectors Index Solutions GmbH (“Market Vectors”) (a wholly owned subsidiary of Van Eck Associates Corporation (“Van Eck”)) and Market Vectors makes no representation or warranty, express or implied, to the owners of MORL or any member of the public regarding the advisability of investing in securities, generally, or in MORL, particularly, or the ability of the Index to track the performance of the mortgage REIT market.

The Index is the exclusive property of Market Vectors, which has contracted with Structured Solutions AG (the “Index Calculation Agent”) to maintain and calculate the Index. The Index Calculation Agent uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards Market Vectors, the Index Calculation Agent has no obligation to point out errors in the Index to third parties including, but not limited to, investors and/or financial intermediaries of MORL. MORL is not sponsored, promoted, sold or supported in any other manner by the Index Calculation Agent nor does the Index Calculation Agent offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trade mark or the Index level at any time or in any other respect. Neither publication of the Index by the Index Calculation Agent nor the licensing of the Index or Index trademark for the purpose of use in connection with the financial instrument constitutes a recommendation by the Index Calculation Agent to invest capital in said financial instrument nor does it in any way represent an assurance or opinion of the Index Calculation Agent with regard to any investment in MORL. The Index Calculation Agent is not responsible for fulfilling the legal requirements concerning the accuracy and completeness of the financial instrument’s prospectus.

MORL is not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this pricing supplement, or the advisability of investing in securities or financial instruments, or in MORL.

VAN ECK AND ITS AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS, AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF MORL OR ANY OTHER PERSON OR ENTITY FROM THE USE OF MORL. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL VAN ECK OR ANY OF ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

If you do not want to receive such reports by email, please click unsubscribe and we will continue to send reports by post. If you would Iike to cease receiving all reports or have any requests please contact +1 203 719 1157.

UBS Securities LLC, a subsidiary of UBS AG, 677 Washington Boulevard, Stamford, CT, 06901, United States. www.ubs.com